UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Mavenir Systems, Inc.

(Name of Subject Company)

Mavenir Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

577675 101

(CUSIP Number of Class of Securities)

Terry Hungle

Chief Financial Officer

Mavenir Systems, Inc.

1700 International Parkway, Suite 200

Richardson, TX 75081

(469) 916-4393

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

With copies to:

Alan Bickerstaff Andrews Kurth LLP 111 Congress, Suite 1700 Austin, TX 78701 (512) 320-9200	William H. Aaronson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Mavenir Systems, Inc., a Delaware corporation (the “Company,” “Mavenir” or “we”), with the Securities and Exchange Commission (the “SEC”) on April 1, 2015 and amended on April 10, 2015, relating to the exchange offer pursuant to the offer to exchange dated April 1, 2015 and amended on April 10, 2015 and April 16, 2015 (the “Offer to Exchange”) and the related letter of election and transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”) by Roadster Subsidiary Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mitel Networks Corporation, a Canadian corporation (“Mitel”), to acquire all of the outstanding shares of the common stock, $0.001 par value per share, of Mavenir (“Mavenir common stock”, shares thereof the “Shares” or “Mavenir Shares” and each, a “Share” or a “Mavenir Share”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in “(a) Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements with Executive Officers — February 2015 Amendment and Restatement of Employment Agreements with Executive Officers” is hereby amended by replacing the first sentence thereof with the following paragraph:

“In February 2015, Mavenir’s Board and the Compensation Committee of the Board undertook their annual review of Mavenir’s executive compensation arrangements in consultation with Mavenir’s outside compensation consultant Radford, an Aon Hewitt Consulting Company. Following that review, the Compensation Committee approved the entry into amended and restated employment agreements with each of Mavenir’s executive officers in order to bring the compensation packages offered to such officers in line with the market for executives of similarly situated companies as reviewed with Radford. The approval of these amended and restated employment agreements was not undertaken in response to or in connection with the negotiation of the Transactions with Mitel or any alternative transaction.”

The information set forth in “(a) Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements with Executive Officers” is hereby supplemented by adding the following at the end:

“Tabular Summary of February 2015 Amendment and Restatement of Employment Agreements with Executive Officers

A tabular summary of the material effects of the February 2015 amended and restated executive employment agreements is set forth below.

Term		Pardeep Kohli		Terry Hungle		Bahram Jalalizadeh(4)		Terence McCabe		Ashok Khuntia(4)
		Pre- amendment	Post- amendment	Pre- amendment	Post- amendment	Pre- amendment	Post- amendment	Pre- amendment	Post- amendment	Pre- amendment	Post- amendment
Termination Absent a Change in Control	Severance period(1)	6 months	12 months	6 months (no change)		6 months (no change)		6 months (no change)		6 months (no change)
	Acceleration of equity awards	12 months (no change)		12 months (no change)		6 months	12 months	None (no change)		6 months (no change)
Termination Upon or Within the applicable Protection Period following a Change in Control	Severance period(1)	6 months	18 months	6 months	12 months	None	12 months	6 months	12 months	6 months	12 months
	Acceleration of equity awards	Full (no change)		Full (no change)		Full (no change)		N/A(5)	Full	12 months	Full
	Payment of target bonus for year in which termination occurs(2)	No	Yes	No	Yes	No	Yes	No(5)	Yes	No	Yes
	Post-change in control “protection period”	undefined	24 months	undefined	24 months	undefined	24 months	N/A(5)	12 months	undefined	24 months
Excise tax gross-up provision		no change(3)		no change(3)		no change(3)		none(5)	yes(3)	no change(3)

(1)	Represents the post-employment period during which 100% of the executive officer’s base salary and reimbursement for health and dental insurance premiums under COBRA continue to be payable.
(2)	The target bonus is payable over the applicable severance period or, in the case of Mr. Jalalizadeh, when quarterly payments are made under Mavenir’s Sales Commission Plan.
(3)	For a description of the excise tax gross-up provisions applicable to our executive officers, please refer to “— Employment Agreements with Executive Officers” above.
(4)	Resignation for “good reason” (as described above under “— Potential Benefits upon Termination or a Change in Control — Definitions of “Cause,” “Good Reason” and “Change in Control””) was added to Mr. Jalalizadeh’s agreement as a circumstance entitling Mr. Jalalizadeh to the benefits described above in connection with termination absent a change in control, and was added to Mr. Khuntia’s agreement as a circumstance entitling him to the benefits described above absent a change in control or within the “protection period” following a change in control.
(5)	Prior to February 2015, Mavenir was party to an offer letter with Mr. McCabe that did not provide for these benefits.”

Item 4. The Solicitation or Recommendation.

(b) Background and Reasons for the Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in “(b) Background and Reasons for the Recommendation — Background of the Offer” of the Schedule 14D-9 is hereby amended as follow:

(i)	The 30th paragraph of that section is hereby amended and restated as follows:

“Between January 28, 2015 and February 2, 2015, Andrews Kurth and Davis Polk corresponded with Paul, Weiss regarding the potential of structuring the transaction as a “two-step” exchange offer followed by a second-step merger, rather than a “one-step” merger involving a Mavenir stockholder meeting. Counsel discussed whether the “two-step” structure would be in the interests of their respective clients and their respective stockholders, by potentially speeding up the time to close, which would reduce business interruption and employee retention risk for Mavenir. During this time, Mavenir’s management, Andrews Kurth and Davis Polk learned that a stockholder of Mavenir had retained Goodwin Procter LLP (“Goodwin Procter”) to represent the interests of certain stockholders in connection with a transaction.”

(ii) The 34th and 35th paragraphs of that section are hereby amended and restated as follows:

“Later on February 11, 2015, Paul, Weiss provided a draft merger agreement to Mavenir’s counsel. On February 12, 2015, Paul, Weiss provided a draft tender support agreement for Mavenir’s significant venture fund stockholders, and Andrews Kurth provided the draft merger agreement and draft tender support agreement to Goodwin Procter, on behalf of those stockholders, for their review and comment. The draft merger agreement included representations, warranties, covenants and conditions generally customary for a transaction of this type. The draft merger agreement reflected the agreed exchange offer structure but included a funding condition with a reverse termination fee payable to Mavenir if the merger was not completed due to unavailability of Mitel’s debt financing. Mitel proposed to set this reverse termination fee at 4.5% of the equity value of the transaction, the same amount as the proposed termination fee if Mavenir were to terminate the agreement for a superior offer or if the Mavenir Board were to change its recommendation. The draft tender support agreement included a six-month post-closing lock-up for the executing stockholders. It also provided that, in the case of an Intervening Event (as defined in the merger agreement), 50% of the shares of Mavenir common stock held by the stockholders would continue to be subject to the terms of the tender support agreement and that the remedy of specific performance would be available to Mitel in addition to any other remedies Mitel might be entitled to in the event of a stockholder’s breach of the terms of the tender support agreement. It did not contain any requirement for the executing stockholders to continue to support Mitel’s offer if the merger agreement were terminated.

Mavenir’s counsel responded with comments to the merger agreement on February 16, 2015, and with stockholders’ comments on the draft tender support agreement on February 18, 2015. Mavenir’s merger agreement draft included, among other things, provisions permitting Mavenir to require Mitel to close the transaction even if financing were unavailable to Mitel. The stockholders’ tender support agreement draft provided, among other things, that, in the case of an Intervening Event, only 25% of the shares of Mavenir common stock held by the executing stockholders would continue to be subject to the terms of the tender support agreement and that specific performance would be Mitel’s only recourse for a stockholder’s breach of the terms of the tender support agreement. No material changes were made to the lock-up provision included in the draft tender support agreement, as Mavenir and the relevant stockholders’ approach with respect to the lock-up provision depended on the lock-up agreed to by Dr. Matthews and Francisco Partners, which had not yet been proposed. Paul, Weiss provided a further revised draft merger agreement on February 19, 2015, which deleted the funding condition but maintained the reverse termination fee and to which Mavenir’s counsel responded on February 21, 2015. In its response on February 21, 2015, Mavenir agreed to the concept of a reverse termination fee as Mavenir’s exclusive remedy for unavailability of financing conditioned on an increase in the amount of the fee. Paul, Weiss provided a further revised draft tender support agreement on February 19, 2015 as well, which reverted the stockholders’ changes with respect to the percentage of shares of such stockholders’ Mavenir common stock that would continue to be subject to the terms of the tender support agreement in the case of an Intervening Event and the remedies available to Mitel in the event of a stockholder’s breach of the terms of the tender support agreement.”

(iii) The 40th and 41st paragraphs of that section are hereby amended and restated as follows:

“On February 21, 2015, Mr. McBee sent Mr. Kohli information for the first time regarding proposed retention packages to be offered by Mitel to the Mavenir management team and key employees after consummation of the transaction. Over that week, Mavenir management discussed these packages with Mitel. These discussions focused on the number of Mavenir employees that would be provided retention packages and the type of consideration to be provided (whether in the form of Mitel stock options, Mitel restricted share units, cash or some combination thereof) but no formal agreement with respect to retention was entered into between Mitel and Mavenir or between Mitel and any Mavenir employee. On February 23, 2015, in connection with Mavenir’s annual executive compensation review and with advice from its compensation consultant Radford, Mavenir’s compensation committee approved new amended employment agreements with certain members of Mavenir management. These amendments are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Potential Benefits Upon Termination or a Change in Control — February 2015 Amendment and Restatement of Employment Agreements with Executive Officers” and “— Tabular Summary of February 2015 Amendment and Restatement of Employment Agreements with Executive Officers.” The Mavenir Board believed that it was in the best interests of Mavenir’s stockholders to ensure the retention of key personnel through and following the closing of the transaction, to protect stockholder value given that a portion of the merger consideration is in the form of Mitel Common Shares, and, were the transaction not to be consummated, to maximize Mavenir’s ability to execute its standalone business plan. Also on February 23, 2015, Company E advised Morgan Stanley that it was not interested in pursuing a transaction.

During the early part of the week of February 23, 2015, Mavenir and Mitel negotiated the size of the termination fee and reverse termination fee and the specific terms of the tender support agreements and the shareholder lock-up agreements to be executed by affiliates of Terence Matthews and Francisco Partners. On February 23, 2015, Paul, Weiss provided a draft form of shareholder lock-up agreement to be executed by affiliates of Dr. Matthews and Francisco Partners, which draft did not restrict those holders from disposing of Mitel Common Shares prior to closing. Mavenir representatives communicated to Mitel representatives that Mavenir’s significant stockholders would not agree to a more restrictive lock-up period than that required for Francisco Partners and Dr. Matthews, and the Board supported that position in light of the potential harm to the price of Mitel’s Common Shares if either of those holders were to dispose of a significant amount of Mitel Common Shares. The parties ultimately agreed that, in the case of an Intervening Event, 50% of the shares of Mavenir common stock held by the stockholders would continue to be subject to the terms of the tender support agreement and that specific performance would be in addition to any other remedies Mitel might be entitled to for a stockholder’s breach of the terms of the tender support agreement. At this time, the scope and duration of the lock-up was the only material unresolved issue in the draft tender support agreement and the draft shareholder lock-up agreement for Dr. Matthews and Francisco Partners. Counsel for Mavenir and Mitel continued to exchange further drafts of the merger agreement and ancillary documents from February 23 through 27, 2015, in which they continued to negotiate the size of termination fees and other matters. The parties reached agreement on the amounts of termination fees on February 26, 2015—$20,625,000 (3.7% of the transaction equity value) for Mavenir’s termination fee and $35,750,000 (6.4% of the transaction equity value) for Mitel’s reverse termination fee—and counsel for Mitel and Mavenir continued to negotiate other provisions of the draft merger agreement.”

(iv)	The 44th paragraph of that section is hereby amended and restated as follows:

“On February 28, 2015, representatives of BofA Merrill Lynch contacted representatives of Morgan Stanley to advise that Mitel would agree to increase the cash component of its proposal by $0.08 per share of Mavenir common stock, and indicated that this revised proposal was Mitel’s best and final offer and that there would be no further price negotiations. Based on Mitel’s closing price on February 27, 2015 of $10.16, Mitel’s revised proposal had an implied value of $17.94 per share of Mavenir common stock, $0.06 per share less than the $18.00 per share price reflected in the January 26, 2015 non-binding term sheet. Also that day, Francisco Partners confirmed through Mitel’s counsel that it was agreeable to a lock-up that restricted it from disposing of any shares prior to closing and two thirds of its shares during the six-month period after closing (i.e., the same lockup terms as had been proposed by Mr. McBee on behalf of Mitel for each of Dr. Matthews, Francisco Partners and Mavenir’s four venture fund stockholders on February 25). This being the only unresolved material issue remaining in the draft tender support agreement and the draft shareholder lock-up agreement for Dr. Matthews and Francisco Partners, these documents were considered to be in final form at this time.”

(iv) The 48th paragraph of that section is hereby amended and restated as follows:

“During the afternoon and evening of February 28, 2015, counsel to Mavenir and Mitel continued to exchange drafts of and comments to Mavenir’s disclosure letter and continued to negotiate the specific provisions of the shareholder lock-up agreements, none of which were material. On the evening of February 28, 2015, Paul, Weiss delivered a proposed final draft of the merger agreement reflecting the proposal approved by both the Mitel and Mavenir boards of directors.”

The information set forth in “(b) Background and Reasons for the Recommendation — Reasons for the Board’s Recommendation — Merger Consideration.” of the Schedule 14D-9 is hereby supplemented by adding the following text at the end:

“In arriving at this belief, the Board considered the risks and uncertainties described in the preceding paragraph and the impact these risks and uncertainties could have on Mavenir’s long-term internally projected financial results and on the implied valuation of the Company under valuation methodologies based on these long-term internally projected financial results. In considering the fact that Mavenir’s internally projected financial results implied a higher value than the consensus analyst estimates represented by the Street Case Projections used by Morgan Stanley and described in “Item 8. Additional Information — Mavenir Projections,” the Board took particular note of the fact that Mavenir did not achieve its internal cash flow projections in the first three quarters of 2014 and in previous years. The Board further considered that the risks and the uncertainty in Mavenir’s long-term projected financial results, including cash flows, made the discounted equity value analysis and discounted cash flow analysis valuation methodologies in the Morgan Stanley financial presentation less useful and reliable in valuing Mavenir. Accordingly, the Board gave less weight to those valuation methodologies in evaluating the Offer and the Merger and in arriving at its belief that the value offered to Mavenir’s stockholders by the Offer and the Merger is more favorable than the potential value likely to result from other strategic opportunities reasonably available to Mavenir at this time, including remaining an independent company and pursuing its current strategic plan.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The fourth paragraph under “— Additional Information Concerning the Projections” is hereby revised to delete the last sentence thereof and is amended and restated as follows:

“The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of Mavenir, Mitel and Purchaser, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are consummated.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mavenir Systems, Inc.

By:	/s/ Terry Hungle
Terry Hungle, Chief Financial Officer

Dated: April 16, 2015

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